

August 23, 2010

Via Facsimile and U.S. Mail
John Filippone, Esq.
Bingham McCutchen LLP
Suite 4400
355 South Grand Avenue, 44th Floor
Los Angeles, CA 90071

Re: **Barnes & Noble, Inc.**
Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A filed
August 18, 2010 by Yucaipa American Alliance Fund II, L.P., Yucaipa American
Alliance (Parallel) Fund II, L.P., Yucaipa American Alliance Fund II, LLC,
Yucaipa American Funds, LLC, Yucaipa American Management, LLC, The
Yucaipa Companies LLC, Ronald W. Burkle, Stephen F. Bollenbach, Michael S.
McQuary, Robert P. Bermingham
File No. 1-12302

Dear Mr. Filippone:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We partially reissue comment 2. Please revise the related party transaction table to provide further context to the aggregate figures presented in the table. Based on the supplemental support you have provided and the publicly filed documents throughout the periods referenced, it appears that the Riggios have held majority and minority interests and that such holdings may have changed over the timeframe referenced. Please revise the disclosure in the table and/or accompanying footnotes in accordance with this

comment. Further, please ensure that appropriate disclosure is provided throughout this filing and in future soliciting materials regarding the percentage of interests owned by the Riggios in such related party transactions. Refer to Rule 14a-9.

2. We partially reissue prior comment 2. You have not provided supplemental support for the statement that Mr. Lynch reports to the Board <u>through</u> Mr. Riggio. Please remove the statement. This comment applies also to disclosure implying that the current CEO reports through Mr. Riggio on page 17. Alternatively, please provide the basis for such statements.

3. We note your responses to prior comments 1 and 8 and Article III, Section 3 of the Company's Amended and Restated By-laws. It is not apparent that the participants would have the continuous right to nominate substitute nominees in advance of the Annual Meeting pursuant to the terms outlined in the Bylaws. Please revise your disclosure to clarify or advise.

4. We note disclosure on page 20 in which you state that "[t]hese facts, do not justify the adoption of the poison pill in its current form." We refer to prior comments 2 and 4 and partially reissue such comments. Please revise to consistently present as your opinion (as opposed to fact), the participants' assertions regarding the poison pill and ensure the appropriate context is provided for such statements by including reference to the findings of the Court of Chancery regarding the poison pill.

5. We partially reissue prior comments 6 and 7. Please revise to set forth, with the appropriate qualifying language, the range of possible alternatives the participants would be interested in supporting and the possible role the participants envision for themselves in any such potential transactions. Further, to provide context, please disclose the range of options Mr. Burkle and Yucaipa have appeared to have considered in the past if material to an understanding of possible actions the participants may take. Schedule 13D filings and Hart Scott Rodino filings made by the Yucaipa parties suggest that the Yucaipa parties have been considering a range of possible alternatives involving the company since November 2009. We view such prior actions as material information that shareholders may wish to consider in contemplating the possible actions the participants may take in the future. Please revise.

6. Further to our comment above. Your disclosure notes that none of Yucaipa's SEC filings have ever stated an intent to take control of the company. Please supplement your disclosure to provide further context to the statement and disclose that the parties expressly reserved the right to engage in a change of control type transaction in the Schedule 13D filed on November 13, 2009.

<u>Letter to Shareholders</u>

7.   In the letter and proxy statement, please revise to provide further clarification and context to the effect of the stock buyback program. In this regard, we note statements that imply that the Board enacted the buyback program to assist Leonard Riggio in increasing his stockownership (see for example, page 7, stating that "[i]n fact, the Board accelerated his ownership by using the Company's capital to fund…buybacks…"). Please revise throughout to acknowledge that any such buyback program would have had the overall effect of increasing the percentage of stock owned by any shareholder who did not sell their shares during the buyback program. Finally, consistent with prior comment 2, please clearly characterize each statement of opinion or belief as such and provide supplementally or set forth in the proxy, the basis for your belief that the buybacks were enacted by the Board to accelerate Mr. Riggio's shareownership.

Stephen Riggio's Employment Agreement, page 8

8.   We refer to the Steven Riggio Employment Agreement filed by the company as an exhibit to its Form 8-K. Please clarify that the change of control package payable amount is based on Mr. Riggio's annual <u>salary</u> versus annual compensation.

Annex A

9.   Please update the information required by Item 5(b) of Schedule 14A as of the most reasonable practicable date.

Form of Proxy Card

10.   It does not appear that conforming changes were made throughout the form of proxy card. Please revise in accordance with prior comment 10.

11.   As currently drafted, the form of proxy card states that it will be used at the annual meeting and any "…meetings called in lieu of the Annual Meeting…" Consistent with the requirements set forth in Rule 14a-4(d), please revise to more clearly specify that the proxy authority granted is valid only with respect to the current annual meeting or an adjournment thereof.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions